                                                                       Exhibit 4

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table is a three-year summary of the compensation awarded or paid to, or earned by, the Company's Chief Executive Officer. No other executive officer of the Company had total compensation exceeding $100,000 during the Company's last completed fiscal year.

                                                   Long-Term      All Other
Name and Principal   Annual  Compensation(1)      Compensation   Compensation
    Position         Year    Salary    Bonus       LTIP Payout     (2)(3)
------------------   ------  --------  -------   --------------  ------------


D.E. Garner, Jr.    1997     $167,860  $ 71,353     $80,000        $11,890
President & CEO     1996     $172,108  $120,542          --        $12,066
                    1995     $166,165  $ 84,530          --        $11,637

(1) Other Annual Compensation for Mr. Garner is not included in this table, as the amount of such compensation does not exceed the lesser of $50,000 or 10% of total salary and bonus for Mr. Garner.

(2) All other compensation for the Company's fiscal year ended March 31, 1997 includes (i) insurance benefits in the amount of $5,428 and (ii) the Company contribution to the 401(k) Plan in the amount of $6,462.

(3) The terms of Mr. Garner's employment contract are described on page 7.

STOCK OPTION INFORMATION

     The Company has in effect the Symetrics Industries, Inc. Stock Option Plan (the "Plan"), pursuant to which options to purchase shares of the Company's common stock may be granted to key employees, officers and directors of the Company and its Subsidiary. A total of 50,268 options were granted and 10,500 options were exercised during the Company's fiscal year ended March 31, 1997. The Company's prior Incentive Stock Option Plan has now been terminated. Mr. Dudley Garner does not hold any options to purchase common stock of the Company.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND
CHANGE-IN-CONTROL ARRANGEMENTS.

     Effective January 1, 1997, the Company extended for one year its employee agreement with Dudley E. Garner, Jr., its Present and Chief Executive Officer, providing for an annual base salary of $183,643. In the event of termination without cause, the Company is required to pay Mr. Garner a minimum of $367,286 determined by the amount equal to the greater of (i) two years base salary or
(ii) the base salary for the remaining term of the employment agreement. The agreement also provides for a bonus in the event the Company's pre-tax income equals or exceeds 5% of contract revenues for fiscal year 1997.

     On November 1, 1983, the Company entered into a Deferred Compensation and Salary Continuation Agreement with Dudley E. Garner Jr. The agreement provides that Mr. Garner will perform consulting services for the Company for a period of three years following termination of his employment, and that he will not compete with the Company during his employment or during the term of his consulting services. Pursuant to the agreement as amended, Mr. Garner or his estate, at their discretion, is entitled to receive a lump sum or annual benefits equivalent to $80,000 for eight more years. In fiscal year 1997, Mr. Garner received $80,000 as benefits under the agreement.

     Effective January 1, 1990, the Company established a profit-sharing plan, as provided for under Section 401(k) of the Internal Revenue Code, whereby all eligible employees are entitled to defer up to the lesser of $9,500 or fifteen (15%) of their salary. Substantially all employees are eligible to participate in the plan depending on the length of service and attainment of minimum age requirements. Under the terms of the plan, the Company contributes an amount equal to seventy-five percent (75%) of the first six percent (6%) of compensation each employee elects to defer. At the discretion of the Board of Directors, the Company may make additional contributions to the plan or modify the employer matching contribution percentages. Employer contributions to the plan in fiscal 1997 were $70,319, including $6,462 for Mr. Garner.